

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2021

Joel Shulman
Chief Executive Officer
Apeiron Capital Investment Corp.
175 Federal Street, Suite 875
Boston, Massachusetts 02110

> **Re: Apeiron Capital Investment Corp.**
> **Registration Statement on Form S-**
> **Filed June 24, 2021**
> **File No. 333-257369**

Dear Dr. Shulman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed June 24, 2021

Note 9. Subsequent Events, page F-16

1. You disclose that you evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Please revise your disclosure to disclose the actual date that your financial statements were issued. Refer to ASC 855-10-50-1.

Exhibit 4.4, page II-7

2. We note your disclosure on page 60 the exclusive forum provision in your warrant agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act. Please ensure that your provision is consistent with your disclosure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ernest Greene at 202-551-3733 or John Cash at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce at 202-551-3754 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing